Zentek Receives Medical Device Establishment

License from Health Canada

Guelph, ON - November 29, 2021, Zentek Ltd. ("ZEN" or the "Company") (TSX-V:ZEN and OTC:ZENYF), a Canadian, IP development and commercialization company focused on next-gen healthcare solutions, today announces it has been issued a Medical Device Establishment License ("MDEL") from Health Canada (license number 18823) for the manufacture and distribution of class one medical devices. This will allow the Company to begin working with other manufacturers and distributors - in addition to Trebor Rx Corp. - to bring surgical masks and potentially other personal protective equipment ("PPE") enhanced with the Company's proprietary ZENGuardTM antimicrobial coating to the Canadian market.

The MDEL allows the Company to begin producing and selling its own PPE products coated with ZENGuardTM antimicrobial coating. The Company intends to engage third party manufacturers that will manufacture PPE, made with ZENGuardTM-coated material, for the Company to sell, rather than developing its own PPE manufacturing capability.

"This is a foundational milestone that paves the way for us to partner with manufacturers and distributors around the world to produce and sell medical devices in Canada, beginning with PPE. Importantly, our MDEL is a catalyst that allows us to immediately work with PPE manufacturers and distributors to produce and sell any class one medical device in Canada, including ZENGuard™-enhanced surgical masks, disposable gowns, shoe coverings, hair caps and other products that will benefit from our antimicrobial technology. Infection control is paramount for our healthcare industry and society as whole - and we will continue to explore all options and work diligently with our partners to bring ZENGuard™-enhanced PPE to those in our highest risk environments in Canada and around the world as quickly as possible," commented Greg Fenton, Zentek CEO.

The MDEL gives the Company the potential to work with many medical device partners both within and outside Canada. Also, with the current MDEL, Health Canada has authorized ZEN to manufacture and distribute the ZenGuard™ antimicrobial surgical masks even after Interim Order No. 2 - # 329587 expires.

About Zentek Ltd.

Zentek is an IP development and commercialization company focused on next-gen healthcare solutions in the areas of prevention, detection and treatment. Zentek is commercializing ZENGuard™, a patent-pending coating with 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as pharmaceutical products against infectious diseases. The company also has an exclusive agreement to be the global exclusive commercializing partner for a newly developed, highly scalable, aptamer-based rapid pathogen detection technology.

For further information:

Matt Blazei

Tel: (212) 655-0924

Email: mattb@coreir.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.